Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2017	2016
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$99	$73
Add (deduct):
Equity in earnings of unconsolidated entities	(65)	(72)
Distributions from unconsolidated entities	65	30
Amortization of capitalized interest	4	4
	$103	$35
Add fixed charges:
Consolidated interest expense[2]	85	85
Interest portion (1/3) of consolidated rent expense	32	31
	$220	$151

FIXED CHARGES:
Consolidated interest expense[2]	$85	$85
Capitalized interest	1	1
Interest portion (1/3) of consolidated rent expense	32	31
	$118	$117

RATIO OF EARNINGS TO FIXED CHARGES[3]	1.86	1.29

[1]	Includes $19 million and $9 million of Gain on license sales and exchanges, net in 2017 and 2016, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.86 and 1.29 for the six months ended June 30, 2017 and 2016, respectively.